Exhibit 99(d)

AGREEMENT

                    THIS AGREEMENT is made this 11th day of January, 2008 by and among BANCROFT FUND LTD., a Delaware statutory trust (“Bancroft”), PHILLIP GOLDSTEIN, an individual (“Goldstein”), BULLDOG INVESTORS, a New York general partnership (“Bulldog”), OPPORTUNITY PARTNERS, L.P., an Ohio limited partnership (“Opportunity Partners”), KIMBALL & WINTHROP, INC., an Ohio corporation (“Kimball”), ANDREW DAKOS, an individual (“Dakos”), FULL VALUE PARTNERS, L.P., a Delaware limited partnership (“Full Value Partners”), OPPORTUNITY INCOME PLUS FUND, L.P., a Delaware limited partnership (“Opportunity Income”), CALAPASAS INVESTMENT PARTNERS, L.P., a California limited partnership (“Calapasas”), MERCURY PARTNERS, L.P., a California limited partnership (“Mercury”), STEADY GAIN PARTNERS, L.P. a Delaware limited partnership (“Steady Gain”),and FULL VALUE OFFSHORE PARTNERS, L.P., a Cayman Islands exempted limited partnership (“Full Value Offshore”). Goldstein, Bulldog, Opportunity Partners, Kimball, Dakos, Full Value Partners, Opportunity Income, Calapasas, Mercury, Steady Gain, and Full Value Offshore are sometimes collectively referred to in this Agreement as the “Goldstein Group.”

BACKGROUND

                    WHEREAS, the members of the Goldstein Group desire that Bancroft take certain actions to try to reduce the difference between the trading price of a Bancroft Share and NAV, and Bancroft is willing to do so; and

                    WHEREAS, Bancroft desires that the members of the Goldstein Group agree to take certain actions and to refrain from taking certain other actions with respect to Bancroft Shares and Ellsworth Shares and the members of the Goldstein Group are willing to do so.

                   NOW, THEREFORE, for and in consideration of the mutual promises set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

                    1. Definitions. As used in this Agreement, the following capitalized terms shall have the following respective meanings:

                              (a) “13D Group” shall mean any group of Persons formed for the purpose of acquiring, holding, voting, or disposing of voting securities which would be required under Section 13(d) of the Exchange Act or the rules and regulations promulgated thereunder to file a Statement on Schedule 13D or a Statement on Schedule 13G with the Securities and Exchange Commission as a “person” within the meaning of Section 13(d)(3) of the Exchange Act if such group beneficially owned more than five percent (5%) of any class of equity securities then outstanding of any (i) entity of which any equity securities are registered under Section 12 of the Exchange Act; or (ii) closed-end investment company registered under the 1940 Act.

                              (b) “2008 Annual Meeting” means the 2008 annual meeting of shareholders of Bancroft scheduled to be held on February 11, 2008.

                              (c) “2010 Annual Meeting” means the 2010 annual meeting of shareholders of Bancroft.

                              (d) “Affiliate,” “Associate,” and “Control” shall have the respective meanings set forth in Rule 405 promulgated under the Securities Act, “Interested Person” shall have the meaning set forth in Section 2(a)(19) of the 1940 Act, and “Commencement” and “Business Day” shall have the respective meanings set forth in Rule 13e-4 promulgated under the Exchange Act.

                              (e) “AMEX” means the American Stock Exchange.

                              (f) “Bancroft Share” means a share of beneficial interest of Bancroft.

                              (g) “Beneficial Owner” shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

                              (h) “Business Combination” means any acquisition, purchase, merger, consolidation, amalgamation, joint venture, contribution of assets, sale, lease, exchange, mortgage, pledge, transfer, or other disposition in one transaction or a series of related transactions by which the business of one entity is combined or put together with the business of another entity, directly or indirectly (such as through a subsidiary of the acquiring entity).

                              (i) “Ellsworth” means Ellsworth Fund Ltd., a Delaware statutory trust.

                              (j) “Ellsworth Share” means a share of beneficial interest of Ellsworth.

                              (k) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

                              (l) “Extended Goldstein Group” means the members of the Goldstein Group, and each of their respective Affiliates and Associates.

                              (m) “Holiday” means a day, other than a Saturday or Sunday, on which national banks with branches in the State of New Jersey are or may elect to be closed.

                              (n) “NAV,” with respect to a date, means the net asset value per Bancroft Share as of such date.

                              (o) “1940 Act” means the Investment Company Act of 1940, as amended.

                              (p) “Person” means an individual, corporation, trust, partnership, limited liability company, or other entity.

                              (q) “Securities Act” means the Securities Act of 1933, as amended.

                    2. Tender Offer.

                              (a) As promptly as practicable, but in no event later than February 25, 2008, Bancroft shall commence a tender offer (the “Tender Offer”) for up to seven hundred fifty-eight thousand seven hundred fifty-four (758,754) Bancroft Shares at a price of not less than ninety-five percent (95%) of NAV as of 5:00 p.m. Eastern Standard Time on the expiration date of the Tender Offer. The Tender Offer shall remain open for not less than twenty (20) Business Days. Bancroft may extend the Tender Offer at any time and may amend it in any way not inconsistent with the first sentence of this subparagraph (a). If the number of Bancroft Shares validly tendered and not withdrawn in the Tender Offer exceeds seven hundred fifty-eight thousand seven hundred fifty-four (758,754), then Bancroft may, in its sole discretion, take up and pay for all or a portion of such excess Bancroft Shares, and if not all tendered Bancroft Shares are taken up and paid for, Bancroft shall take up and pay for the tendered Bancroft Shares on a pro rata basis, or as close as possible thereto without Bancroft’s being required to take up or pay for any fractional Bancroft Shares.

                              (b) Each member of the Goldstein Group shall and hereby agrees to tender all Bancroft Shares which such member then owns pursuant to and on the last day of the Tender Offer.

                              (c) The Tender Offer shall comply with Rule 13e-4 promulgated under the Exchange Act. To the extent anything in this Agreement conflicts with Rule 13e-4, the terms of this Agreement shall be deemed amended in the smallest way possible so as to be consistent with Rule 13e-4.

                              (d) Notwithstanding any other provision of the Tender Offer, and in addition to (and not in limitation of) Bancroft’s right to extend and amend the Tender Offer at any time in its sole discretion, Bancroft shall not be required to accept for repurchase or, subject to the applicable rules and regulations of the Securities and Exchange Commission, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or payment for any tendered Bancroft Shares, if:

                                        (i) there shall be instituted, pending or threatened before the Securities and Exchange Commission or any other governmental entity or any court any action, proceeding, application or claim, or there shall be any judgment, order or injunction sought or any other action taken by any Person or entity, which restrains, prohibits or materially delays the making or consummation of the Tender Offer, challenges the acquisition by Bancroft of any Bancroft Shares pursuant to the Tender Offer or the Board’s fulfillment of its fiduciary obligations in connection with the Tender Offer, seeks to obtain any material amount of damages in connection with the Tender Offer, or otherwise directly or indirectly adversely affects the Tender Offer or Bancroft;

                                        (ii) there shall have occurred

                                                  (A) any general suspension of trading in or limitation on prices for securities on the AMEX;

                                                  (B) any declaration of a banking moratorium or similar action materially adverse to Federal, state or local authorities, or any suspension of any payment material to Bancroft by banks in the United States, the State of New York, or any other jurisdiction;

                                                  (C) any limitation having a material adverse effect on Bancroft or the issuers of its Portfolio Securities that is imposed by Federal, state or local authorities, or any other foreign jurisdiction, with respect to the extension of credit by lending institutions;

                                                  (D) the commencement of war, armed hostilities, terrorist action or any other international or national calamity directly or indirectly involving the United States; or

                                                  (E) any other event or condition which, in the judgment of the Bancroft Board of Trustees, would have a material adverse effect on Bancroft or its shareholders if the Tender Offer were consummated; or

                                   (iii) the Bancroft Board of Trustees determines that effecting the Tender Offer would be inconsistent with applicable legal requirements or would constitute a breach of the Board’s fiduciary duty owed to Bancroft or its shareholders. Bancroft represents and warrants to the members of the Goldstein Group that no member of the Board is currently aware, and counsel to Bancroft has not advised them, of any such inconsistency or breach.

                    3. Sales of Bancroft Shares by Members of the Goldstein Group.

                              (a) Each member of the Goldstein Group covenants and agrees, jointly and severally, to use its best efforts to sell the Bancroft Shares of which such member is the Beneficial Owner at all times when the Bancroft Share price as reported on the AMEX is equal to or in excess of 95% of NAV (including any such time before Commencement of the Tender Offer, after Commencement of the Tender Offer but prior to the date when such Bancroft Shares are required to be tendered by such member pursuant to subparagraph 2(b), or after termination of the Tender Offer).

                              (b) Each member of the Goldstein Group covenants and agrees, jointly and severally, not to, directly or indirectly, sell, assign, or otherwise transfer any beneficial interest in, pledge, hypothecate or otherwise dispose of, any Bancroft Shares or Ellsworth Shares of which such member is the Beneficial Owner, except pursuant to:

                                   (i) a Business Combination to which Bancroft is a party, which is not in violation of this Agreement, and which has been approved by the holders of a majority of Bancroft Shares;

                                   (ii) the Tender Offer or another offer to purchase made by Bancroft; or

                                   (iii) sales effected on the AMEX in one or more brokers’ transactions (as defined in Rule 144 promulgated under the Securities Act) where no member of the Goldstein Group, nor any of such member’s Affiliates, Associates, or other participants in each 13D Group of which such member is a member solicits or arranges for the solicitation of customers’ orders to buy any of such Bancroft Shares or Ellsworth Shares, as the case may be, in anticipation of or in connection with such sale.

                              (c) A sale of all or substantially all of the capital stock, partnership interests, or assets of a member of the Goldstein Group or a liquidation of or distribution of assets by, a member of the Goldstein Group shall be deemed to be an indirect sale of Bancroft Shares or Ellsworth Shares, as the case may be, within the meaning of this Agreement if such Bancroft Shares or Ellsworth Shares would be owned by a non-member of the Goldstein Group, directly or indirectly, after such sale, liquidation, or distribution and as such, shall be prohibited except pursuant to the terms and subject to the conditions of this Agreement.

                    4. Representation, Warranty, and Covenant Regarding Holdings of Bancroft Shares.

                              (a) The members of the Goldstein Group represent and warrant to Bancroft, jointly and severally, that they (i) are the Beneficial Owners of the number of Bancroft Shares set forth next to their respective names on Schedule 1 attached hereto; and (ii) know of no other Bancroft Shares owned by any other Beneficial Owner other than the officers and trustees of Bancroft and Relative Value Partners, LLC as reported in Bancroft’s Definitive Proxy Statement with respect to the 2008 Annual Meeting.

                              (b) Goldstein covenants and agrees to render a sales report to Bancroft on or before the 15th day of each calendar month commencing in February, 2008. Such report shall be substantially in the format of Exhibit A attached hereto and shall set forth (i) all sales and transfers of Bancroft Shares made by the members of the Goldstein Group in the aggregate which occurred during the previous calendar month and (ii) the number of Bancroft Shares, in the aggregate, of which the members of the Goldstein Group were the Beneficial Owners at the end of such previous calendar month. Notwithstanding the foregoing, no monthly report need be rendered with respect to any calendar month if (i) the price of Bancroft Shares on the AMEX was less than 95% of NAV at all times during such calendar month and (ii) no member of the Goldstein Group sold or transferred any Bancroft Shares during such calendar month. Such report shall be sent in accordance with the notice provisions of subparagraph 16(c) of this Agreement. The covenant set forth in this subparagraph (b) shall terminate when a report rendered to Bancroft pursuant to this subparagraph (b) shows that the aggregate holdings of Bancroft Shares by the Goldstein Group are less than one hundred eighty-three thousand two hundred eighty-one (183,281) Bancroft Shares.

                    5. Covenant Not to Acquire Additional Shares. Each member of the Goldstein Group covenants and agrees, jointly and severally, not to, and to cause each other member of the Extended Goldstein Group not to, directly or indirectly, purchase, acquire, agree to acquire, or obtain an option or right to acquire, directly or indirectly, any record or beneficial ownership of Bancroft Shares or Ellsworth Shares, except (a) through stock splits, stock dividends or other pro rata distributions or offerings made by Bancroft or Ellsworth to holders of shares generally; (b) if such acquisition is a result of the issuance by Bancroft or Ellsworth of shares pursuant to the terms of any Business Combination not in violation of this Agreement, or (c) with the express written consent of Bancroft.

                    6. Affirmative Covenants. As long as it beneficially owns any Bancroft Shares or Ellsworth Shares, each member of the Goldstein Group covenants and agrees, jointly and severally, that, subject to receipt of notice as a shareholder of Bancroft or Ellsworth, as the case may be, such member will:

                              (a) be present in person or by proxy at all shareholder meetings of Bancroft and Ellsworth, respectively, so that all shares of which such member is the Beneficial Owner may be counted for the purpose of determining the presence of a quorum at such meetings; and

                              (b) vote all Bancroft Shares and Ellsworth Shares of which such member is the Beneficial Owner in accordance with the recommendations of the majority of the trustees of Bancroft or Ellsworth, respectively, who are not Interested Persons.

                    7. Negative Covenants. Each member of the Goldstein Group covenants and agrees, jointly and severally, not to, and to cause each other member of the Extended Goldstein Group not to, directly or indirectly:

                              (a) solicit proxies with respect to Bancroft Shares or Ellsworth Shares, or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A promulgated under the Exchange Act) in opposition to any recommendation of the majority of the trustees of Bancroft or Ellsworth, respectively, who are not Interested Persons;

                              (b) deposit any Bancroft Shares or Ellsworth Shares into a voting trust or subject them to a voting agreement, shareholders’ agreement, or other arrangement of similar effect;

                              (c) join a partnership, limited partnership, syndicate, or 13D Group or other group (other than the Goldstein Group) for the purpose of acquiring, holding or disposing of Bancroft Shares or Ellsworth Shares;

                              (d) initiate any proposal or tender or exchange offer to acquire Bancroft Shares or Ellsworth Shares;

                              (e) execute any written consent or demand in lieu of a meeting with respect to Bancroft Shares or Ellsworth Shares or otherwise take any action in the nature of a vote with respect to Bancroft Shares or Ellsworth Shares except at a meeting of the shareholders of Bancroft or Ellsworth or pursuant to a unanimous consent or other unanimous action;

                              (f) make or vote in favor of, directly or indirectly, any proposal regarding a Business Combination or transaction involving Bancroft or Ellsworth or, directly or indirectly, solicit or invite proposals from other parties for a Business Combination to which Bancroft or Ellsworth is or would be a party, unless done with the consent of, or pursuant to a recommendation made by, a majority of the trustees of Bancroft or Ellsworth, respectively, who are not Interested Persons;

                              (g) initiate any shareholder proposal to be voted on at a meeting of shareholders of Bancroft or Ellsworth; or

                              (h) induce, encourage, assist, or give material support to any Person to do or attempt to do any of the foregoing actions identified in this Paragraph 7.

                    8. Termination of Covenants. The covenants set forth in Paragraphs 3(b), 5, 6 and 7 of this Agreement shall terminate and be of no force or effect on the second anniversary of this Agreement if and only if at 5:00 p.m. Eastern Standard Time on such second anniversary the members of the Goldstein Group have complied in all material respects with their obligations under this Agreement and nonetheless still own, in the aggregate, more than one hundred eighty three thousand two hundred eighty-one (183,281) Bancroft Shares.

                    9. 2008 Annual Meeting. Without intending any limitation on the generality of the covenants set forth in Paragraphs 6 and 7 of this Agreement, the Goldstein Group shall be present in person or by proxy at the 2008 Annual Meeting and shall cast all their votes FOR Thomas H. Dinsmore and Daniel D. Harding as trustees of Bancroft and FOR the appointment of Tait, Weller & Baker LLC as Bancroft’s independent registered public accountant. Goldstein and Opportunity Partners hereby withdraw the shareholder proposal with respect to consideration of a monthly managed distribution policy which they previously stated that they would present at the 2008 Annual Meeting.

                    10. 2010 Annual Meeting.

                              (a) If the covenants set forth Paragraphs 3(b), 5, 6 and 7 terminate on the second anniversary of this Agreement in accordance with the provisions of Paragraph 8 and if at the time of such termination one or more members of the Goldstein Group desires (i) to nominate one or more Persons to stand for election as trustees of Bancroft at the 2010 Annual Meeting or (ii) to propose other business to be brought before the 2010 Annual Meeting, then such member(s) of the Goldstein Group shall give immediate notice to the Secretary of Bancroft of such desire in accordance with the requirements of the Bancroft By-laws, but Bancroft shall and hereby agrees to waive any requirement that such notice was required to have been given by a previous deadline date.

                              (b) If the covenants set forth Paragraphs 3(b), 5, 6 and 7 terminate on the second anniversary of this Agreement in accordance with the provisions of Paragraph 8, then Bancroft covenants and agrees not to hold the 2010 Annual Meeting before the earlier of (i) February 9, 2010 or (ii) the seven hundred fifty-ninth (759th) day after the date of this Agreement..

                    11. Judicial Proceedings. With respect to any judicial proceedings between Bancroft on the one hand and any member of the Goldstein Group on the other hand which are commenced after the date hereof, including any arising from a dispute under this Agreement, or under Section 12(d)(1) of the 1940 Act, the parties hereby irrevocably and unconditionally agree that, the United States District Court for the District of New Jersey shall have exclusive jurisdiction of such judicial proceeding for purposes of resolving such dispute or issue. No party to this Agreement waives any claims or defenses which it may have against the other parties hereto. Without intending any limitation on the generality of the foregoing, no member of the Goldstein Group waives any defenses it may have to any such claims, including the defense of lack of a private right of action under Section 12(d)(1) of the 1940 Act. The parties hereby waive, to the fullest extent permitted by law, any objection that any of them may now or hereafter have to the in personam jurisdiction of such court, or to the laying of the venue of any such suit, action or proceeding brought in such court, and also any objection that any such suit, action or proceeding has been brought in an inconvenient forum. With respect to any such judicial proceedings commenced after the date hereof each party agrees that effective service of process may be made upon it or him by mail under the notice provisions contained in subparagraph 16(c) of this Agreement, and that all pleadings, notices and other papers may be served upon it or him in the same manner.

                    12. Stop Transfer Order. To assist in effectuating the provisions of this Agreement, the members of the Goldstein Group hereby consent to the entry of stop transfer orders with the transfer agent(s) of Bancroft and Ellsworth against the transfer of Bancroft Shares and Ellsworth Shares, respectively, except in compliance with the requirements of this Agreement. Bancroft agrees to remove promptly or to cause the prompt removal of all stop transfer orders with respect to the proper transfer of Bancroft Shares and Ellsworth Shares being made in compliance with the provisions of this Agreement.

                    13. Press Release. Promptly upon execution of this Agreement, Bancroft shall issue a press release substantially in the form of Exhibit B attached hereto.

                    14. Authority. Each party to this Agreement other than Goldstein and Dakos, severally and not jointly, represents and warrants that the execution, delivery, and performance of this Agreement by such party have been duly authorized by all necessary action (including corporate action where appropriate) on the part of such party, and each party to this Agreement severally and not jointly, represents and warrants that this Agreement constitutes the valid and binding obligation of such party, enforceable against it in accordance with its terms.

                    15. Specific Enforcement; Other Remedies. The parties acknowledge and agree that one or more of them would be irreparably damaged in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly the parties agree that in the event of such non-performance or breach the non-performing or non-breaching party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such non-breaching party may be entitled at law or equity. If any party breaches a material provision of this Agreement, in addition to any other rights and remedies (including money damages) available at law or in equity, the non-breaching party will be entitled to damages from the breaching party.

                    16. Miscellaneous.

                              (a) Indulgences, Etc. Neither the failure nor any delay on the part of any party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

                              (b) Controlling Law. This Agreement and all questions relating to its validity, interpretation, performance and enforcement (including, without limitation, provisions concerning limitations of actions), shall be governed by and construed in accordance with the laws of the State of Delaware, notwithstanding any conflict of laws doctrines of any jurisdiction to the contrary, and without the aid of any canon, custom or rule of law requiring construction against the draftsman.

                              (c) Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made and received only when delivered (personally, by courier service such FedEx or by other messenger) against receipt or upon actual receipt of registered or certified mail, postage prepaid, return receipt requested, addressed as set forth below:

If to any member of the Goldstein Group:

Park 80 West—Plaza Two
Suite C04
Saddle Brook, NJ 07663

with a copy, given in the manner prescribed above, to:

Gregory E. Keller, Esq.
Chitwood Harley Harnes LLP
11 Grace Avenue, Suite 306
Great Neck, NY 11021

If to Bancroft:

65 Madison Avenue
Suite 550
Morristown, NJ 07960
Attention: Chairman and CEO

with a copy, given in the manner prescribed above, to:

Steven B. King, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103

In addition, notice by mail shall be sent by a reputable international courier service (such as FedEx) if posted outside of the continental United States. Any party may alter the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this subparagraph for the giving of notice.

                              (d) Exhibits and Schedules. All Exhibits and Schedules attached hereto are hereby incorporated by reference into, and made a part of, this Agreement.

                              (e) Binding Nature of Agreement: No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns, except that no party may assign or transfer its rights nor delegate its obligations under this Agreement without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld.

                              (f) Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the original or facsimile signatures of all of the parties reflected hereon as the signatories.

                              (g) Provisions Separable. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

                              (h) Entire Agreement. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing.

                              (i) Paragraph Headings. The Paragraph and subparagraph headings in this Agreement have been inserted for convenience of reference only; they form no part of this Agreement and shall not affect its interpretation.

                               (j) Gender, Etc. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate.

                              (k) Number of Days. In computing the number of days for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays and Holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday or Holiday, then the final day shall be deemed to be the next day which is not a Saturday, Sunday or Holiday.

                    IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

BANCROFT FUND LTD.

By: /s/ Thomas Dinsmore	/s/ Phillip Goldstein (SEAL)

Name: Thomas Dinsmore	Name: Phillip Goldstein
Title: Chairman and CEO

BULLDOG INVESTORS	OPPORTUNITY PARTNERS, L.P.
By: Kimball & Winthrop, Inc., a General Partner	By: Kimball & Winthrop, Inc., General Partner

By: /s/ Phillip Goldstein	By: /s/ Phillip Goldstein

Name: Phillip Goldstein	Name: Phillip Goldstein
Title: President	Title: President

KIMBALL & WINTHROP, INC.

By: /s/ Phillip Goldstein	/s/ Andrew Dakos (SEAL)

Name: Phillip Goldstein	Name: Andrew Dakos
Title: President

FULL VALUE PARTNERS, L.P.	OPPORTUNITY INCOME PLUS FUND,
By: Full Value Advisors, LLC, General Partner	L.P. By: SPAR Advisors, LLC, General Partner

By: /s/ Andrew Dakos	By: /s/ Rajeev Das

Name: Andrew Dakos	Name: Rajeev Das
Title: Managing Member	Title: Managing Member

CALAPASAS INVESTMENT PARTNERS,	STEADY GAIN PARTNERS, L.P.
L.P.	By: BJS Management, LLC, General Partner
By: Klein, Bogakos and Robertson CPAs, Inc., General Partner

By: /s/ Jeff Robertson	By: /s/ Barry Swidler

Name: Jeff Robertson	Name: Barry Swidler
Title: President	Title: Managing Member

[Signatures continued on following page]

[Signatures continued from previous page]

FULL VALUE OFFSHORE PARTNERS,	MERCURY PARTNERS, L.P.
L.P.	By: GSG Capital Advisors, LLC, General
By: Full Value Advisors, LLC, General	Partner
Partner

By: /s/ Andrew Dakos	By /s/ Glenn Goodstein

Name: Andrew Dakos	Name: Glenn Goodstein
Title: Managing Member	Title: Managing Member

Schedule 1

Beneficial Ownership of the Members of The Goldstein Group

Name	Bancroft Shares Beneficially Owned

Phillip Goldstein	17,363

Phillip Goldstein IRA	4,500

Bulldog Investors	0

Opportunity Partners, L.P.	82,842

Kimball & Winthrop, Inc.	0

Andrew Dakos	0

Full Value Partners, L.P.	100,254

Opportunity Income Plus Fund, L.P.	23,450

Calapasas Investment Partners, L.P.	28,765

Mercury Partners, L.P.	42,059

Steady Gain Partners, L.P.	21,278

Full Value Offshore Partners, L.P.	7,919

SUBTOTAL	328,430

Separate accounts managed by Phillip Goldstein who represents and warrants that he has full investment discretion with respect to such accounts	38,132

TOTAL	366,562

Exhibit A

Monthly Sales Report

                    Reference is made to that certain Agreement dated January __, 2008 by and among Bancroft Fund, Ltd., Phillip Goldstein, and certain other parties (the “Agreement”). All capitalized terms used but not defined in this Monthly Sales Report shall have the respective meanings given to them in the Agreement. This Monthly Sales Report is rendered to Bancroft pursuant to the terms of subparagraph 4(b) of the Agreement and relates to sales or transfers of Bancroft Shares by members of the Goldstein Group during the month of ____________, 20___ (the “Reporting Month”).

                    On the date(s) set forth below, one or more members of the Goldstein Group sold or transferred the respective number of Bancroft Shares set forth next to such date(s) at the respective price(s) indicated. The members of the Goldstein Group were, in the aggregate, the Beneficial Owners of _______________ Bancroft Shares before the beginning of the Reporting Month and ____________ Bancroft Shares at the end of the Reporting Month.

Date(s) of Sale	Price(s) of Sale	Number of Bancroft Shares Sold

                    I represent and warrant to Bancroft that the foregoing information is true and correct in all material respects as of the date set forth below.

(SEAL)

Name: Phillip Goldstein
Date:

Exhibit B

Bancroft Fund Ltd.
Press Release

FOR IMMEDIATE RELEASE

BANCROFT FUND LTD. ANNOUNCES AGREEMENT TO COMMENCE TENDER
OFFER
AND TERMINATION OF PROXY CONTEST

                    MORRISTOWN, NJ, January 14, 2008, (MARKET WIRE via COMTEX) – Bancroft Fund Ltd. (AMEX:BCV) (“Bancroft”) today announced that it had entered into an agreement with certain Bancroft shareholders owning approximately 6.04% of Bancroft’s shares of beneficial interest, pursuant to which Bancroft agreed to commence a cash tender offer for up to 758,754 shares of its beneficial interest at a price of not less than 95% of net asset value per share. The tender offer will remain open for at least 20 business days.

                    The tender offer price will be based on the net asset value of a Bancroft share of beneficial interest at 5:00 p.m. on the expiration date of the tender offer. If there were no change in net asset value between the date of this press release and the expiration of the tender offer, the tender offer price would not be less than $________ per share.

                    Bancroft expects to commence the tender offer on or before February 25, 2008. The tender offer may be terminated or withdrawn in the event any one or more of certain enumerated events should occur.

                    Bancroft reserves the right in its sole discretion to accept and pay for tendered shares in excess of 758,754 shares, but if more than 758,754 shares are tendered and Bancroft does not elect to take up and pay for all such shares, the tendered shares will be accepted on a pro rata basis.

                    In the Agreement, the Bancroft shareholder group agreed to tender all of their shares in the upcoming tender offer, to sell their Bancroft shares whenever the price reaches at least 95% of net asset value per share, to discontinue its planned proxy contest for two seats on the Bancroft Board which will be filled at the 2008 Annual Meeting of Shareholders scheduled to be held on February 11, 2008 and instead to vote for the two Bancroft nominees, and to withdraw their shareholder proposal with respect to consideration of a monthly managed distribution policy.

                    This announcement is not an offer to purchase or the solicitation of an offer to sell shares of Bancroft or a prospectus, circular or representation intended for use in the purchase or sale of Bancroft shares. The tender offer referred to in this announcement will be made only by the offer to purchase and related letter of transmittal. Bancroft shareholders should carefully read the tender offer statement when it is available because it will contain important information about Bancroft and the tender offer. Shareholders may obtain the tender offer statement and other filed documents, when available, without charge at the SEC’s web site at http://www.sec.gov.

                    Shares of closed-end funds frequently trade at a discount to net asset value. The price of Bancroft’s shares is determined by a number of factors, several of which are beyond the control of Bancroft. Therefore, Bancroft cannot predict whether its shares will trade at, below or above net asset value.

                    Bancroft shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Bancroft shares involve investment risk, including possible loss of principal.

                    Bancroft Fund Ltd. operates as a closed-end, diversified management investment company and invests primarily in convertible securities, with the objectives of providing income and the potential for capital appreciation; which objectives Bancroft considers to be relatively equal, over the long-term, due to the nature of the securities in which it invests. Bancroft Shares are traded on the American Stock Exchange under the ticker symbol BCV.

For further information please contact:

Gary I. Levine
Chief Financial Officer
Ph. (973) 631-1177
http://www.bancroftfund.com

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